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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Name of Issuer:  Uranium Resources, Inc.

Title of Class of Securities:  Common Stock, $.001 par value

CUSIP Number:  916 901 101

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                       Barry R. Feirstein
            Feirstein Capital Management Corporation
                  767 Third Avenue, 28th Floor
                       New York, New York

     (Date of Event which Requires Filing of this Statement)

                             1/29/96

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with this
statement [    ].  (A fee is not required only if the filing
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.     916 901 101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Barry R. Feirstein, SS# ###-##-####


2.  Check the appropriate box if a member of a group

    a.
    b.


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         U.S.


7.  Sole Voting Power

         750,000


8.  Shared Voting Power




9.  Sole Dispositive Power

         750,000


10. Shared Dispositive Power






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11. Aggregate Amount Beneficially Owned by Each Reporting Person

         8.7%


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         8.7%


14. Type of Reporting Person*

         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
       TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                 AND THE SIGNATURE ATTESTATION.































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The reason for the filing of this Amendment No. 2 to the

previously filed Schedule 13D is to show that the holdings of which Barry R. Feirstein, the reporting person (the "Reporting

Person"), is deemed to be the beneficial owner have increased from 7.5% to 8.7% of the shares of Common Stock, $.001 par value

(the "Shares") of Uranium Resources, Inc. ("URIX").

Item 1.  Security and Issuer

         This statement relates to the Shares of URIX, a Delaware

corporation.  The principal executive office of URIX is located at 12750 Merit Drive, Suite 1020, Dallas, Texas 75251.

Item 2. Identity and Background

    This statement is being filed on behalf of the Reporting

Person.  The Reporting Person is the managing general partner of an investment partnership and the Chairman and President of

Feirstein Capital Management Corporation ("Feirstein Capital"),

an investment management firm that is wholly-owned by the

Reporting Person.  The Reporting Person's principal office is located at 767 Third Avenue, 28th Floor, New York, New York

10017.

         The Reporting Person has not, during the last five

years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  The Reporting Person has not, during the last five years, been a party to a civil

proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order




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enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or

finding any violations with respect to such laws.

         The Reporting Person is a citizen of the United States

of America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Reporting Person is deemed to

be the beneficial owner of 750,000 Shares.  The Shares are held by Feirstein Partners, L.P. (the "Partnership"), an investment limited partnership formed under the laws of Delaware, of which the Reporting Person is the managing general partner, and by

Feirstein Offshore Fund, Inc. (the "Corporation"), a British

Virgin Islands corporation to which Feirstein Capital acts as the investment manager.  All of the Shares were purchased in open market transactions at an aggregate cost of $4,945,125.  The funds for the purchase of the Shares held in the Partnership came from capital contributions to the Partnership by its general and limited partners.  The funds for the purchase of the Shares held by the Corporation came from the capital contributions of its shareholders.  The working capital of the Partnership and the

Corporation includes the proceeds of margin loans entered into in the ordinary course of their respective businesses with Goldman,

Sachs & Co.

Item 4.  Purpose of Transaction






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         The Shares of which the Reporting Person is deemed to be

the beneficial owner were acquired for, and are being held for,

investment purposes.  The Reporting Person may acquire additional

Shares, dispose of all or some of those Shares from time to time,

in each case in open market transactions, block sales or

purchases or otherwise, or may continue to hold those Shares.

         The Reporting Person does not have any plan or proposal

which relates to, or would result in, any of the actions

enumerated in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         As of the date hereof, the Reporting Person is deemed to

be the beneficial owner of 750,000 Shares.  Based on information provided to the Reporting Person by URIX, there are believed to be 8,656,011 Shares outstanding.  Therefore, the Reporting Person is deemed to be the beneficial owner of 8.7% of the outstanding

Shares. The Reporting Person has the power to vote and direct the vote and to dispose of or direct the disposition of all of the

Shares of which he is currently deemed to be the beneficial

owner.

         The following table shows the transactions in the Shares

that were effected during the past 60 days by the Reporting

Person:










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Trade Date    Number of Shares    Price Per Share
__________    ________________    _______________

1/3/96              1,900              $5.75
1/3/96             (1,900)             $5.72
1/17/96            50,000              $6.418
1/29/96            67,500              $7.048
1/30/96            32,500              $7.528


Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer


         The Reporting Person does not have any contract,

arrangement, understanding or relationship with any person with respect to the Shares.

         Signature

         The undersigned, after reasonable inquiry and to the

best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.



February 6, 1996



                             /s/ Barry R. Feirstein
                             __________________________
                                 Barry R. Feirstein















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00618001.BA9